3232 McKinney Avenue
Suite 1000
Dallas, TX 75204
phone. 214.740.6500
fax. 214.740.6556
www.srcp.com

May 17, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Mr. Daniel Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 4561

RE:	SOURCECORP, Incorporated
Form 10-K for the year ended December 31, 2005 (the “Form 10-K”)
Filed March 31, 2006
File No. 000-27444

Dear Mr. Gordon:

This letter is in response to your comment letter dated May 5, 2006.  The response is set forth below the comment.

Comment:

Form 10K for the Fiscal Year Ended December 31, 2005

Note 17 – Commitments and Contingencies

Litigation

Various ROI Copy Charge Matters, page 74

1.                                       You disclose that you are currently a party to several suits related to ROI copy charge matters that are in various stages of development.  You additionally disclose that one such suit was ruled upon in 2005, and that as a result of this ruling your company owes the plaintiffs about $600,000.  For the remaining suits, please tell us whether you believe that unfavorable outcomes for your company are probable, possible, or remote as required by paragraph 8-10 of SFAS 5.  Furthermore, we note in your previous response dated September 8, 2004 that you believed the probable loss related to all such ROI Copy Charge matters was going to be less than $500,000.  Since the resolution of only one of the suits actually resulted in a loss to the company greater than the total estimated $500,000 please tell us if you have adjusted your estimated probable loss and any associated accruals accordingly for the remaining suits.

Response:

The Company is a party to 6 suits that we’ve referred to as ROI Copy Charge matters.  As you’ve noted, of these 6 suits one resulted in an unfavorable judgment as disclosed in the Form 10-K.  The Company is assessing its appellate options with respect to such matter.

Of the remaining 5 ROI Copy Charge matters, as of December 31, 2005, the Company believed that an unfavorable outcome was “remote” within the meaning of SFAS 5 for two of the matters and “probable” (but only with respect to a diminimis amount) for three of the matters.  Since December 31, 2005, the Company’s assessment of one “probable but diminimis” matter has changed to remote as discussed further below.

Qualitative and quantitative factors that the Company weighed as part of its conclusion that an unfavorable outcome is remote (or probable with respect to only a diminimis amount) included without limitation that for the remaining 5 suits, (i) two of the five suits had been settled in principle for a diminimis amount (an aggregate of $6k), (ii) the third suit had been marked as closed on the court’s docket with no further activity since January 2004, (iii) the fourth suit would not appear to have any net monetary exposure to the Company even if the plaintiffs ultimately were to prevail and further had been dormant since mid-2004, and (iv) the fifth suit had been dismissed in our favor, which decision was being appealed by the plaintiffs.  Subsequent to December 31, 2005, the appeal of this last matter was affirmed in our favor, and while the plaintiffs are seeking to further appeal this matter, the Company has concluded that an unfavorable outcome is now remote.

Your comment correctly states that at the time of the referenced September 8, 2004, letter, the Company believed that the probable loss related to all such ROI Copy Charge matters was going to be less than $500k.  This will confirm that we regularly adjusted our estimated probable loss and any associated accruals based on new developments or information.

As requested by your comment letter, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings (“filings”) with the Securities and Exchange Commission (the “Commission”);

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or the Commission have any further comments or wish to discuss any of the foregoing, please contact me at 214-740-6598 (ph); 214-740-6589 (fax).

Sincerely,

/s/ Charles S. Gilbert

Charles S. Gilbert
Senior Vice President,
General Counsel and Secretary

cc:	Jessica Barberich, Staff Accountant